Exhibit 99.109

Notice to Reader

As described in Note 16, the Company identified certain errors and adjustments, as set out below.

1.	Recognition of deferred revenue relating to rental billings in the condensed consolidated interim financial statements as at December 31, 2019 and September 30, 2019, and for the three months ended December 31, 2019 and 2018.
2.	Classification of expenses in the condensed consolidated interim statements of (loss) and comprehensive (loss) income for the three months ended December 31, 2019 and 2018 .
3.	Classification of leases and equipment loans in the condensed consolidated interim statements of financial position as at December 31, 2019 and September 30, 2019, and related interest expense in the condensed consolidated interim statements of (loss) and comprehensive (loss) income for the three months ended December 31, 2019 and 2018
4.	Recognition of goodwill impairment in the condensed consolidated interim statements of (loss) and comprehensive (loss) income and cash flows for the three months ended December 31, 2018 that had previously been recorded in the year ended September 30, 2019.
5.	Recognition and measurement of assets, liabilities and consideration relating to the business acquisitions that were previously reported in the previously issued condensed consolidated interim financial statements as at and for the three months ended December 31, 2019 and 2018.
6.	During the year ended September 30, 2020, the Company revised its estimate related to reserve for expected credit losses, and presentation of certain operating expenses under discontinued operations. The effects of these changes are reflected in the condensed consolidated interim statement of financial position as at December 31, 2019, and condensed consolidated interim statement of (loss) and comprehensive (loss) income and cash flows for the three months ended December 31, 2019 and 2018.
7.	Certain accompanying notes to the condensed consolidated interim financial statements as at December 31, 2019 and September 30, 2019, and for the three months ended December 31, 2019 and 2018.

Accordingly, the previously issued condensed consolidated interim financial statements as at and for the three months ended December 31, 2019 have been withdrawn and are refiled dated May 10, 2021.

Protech Home Medical Corp.

Amended and Restated

Condensed Consolidated Interim Financial Statements

2020 First Quarter

For the Three Months Ended

December 31, 2019 and 2018

(UNAUDITED)

(Expressed in Canadian dollars)

TABLE OF CONTENTS

Amended and Restated Condensed Consolidated Interim Statements of Financial Position	Page 3

Amended and Restated Condensed Consolidated Interim Statements of (Loss) and Comprehensive (Loss) Income	Page 4

Amended and Restated Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity	Page 5

Amended and Restated Condensed Consolidated Interim Statements of Cash Flows	Page 6

Notes to the Amended and Restated Condensed Consolidated Interim Financial Statements	Pages 7-26

PROTECH HOME MEDICAL CORP.

 AMENDED AND RESTATED CONDENSED CONSOLIDATED INTERIM STATEMENT OF

FINANCIAL POSITION AS AT DECEMBER 31, 2019

(UNAUDITED)

(Expressed in thousands of Canadian Dollars, except per share amounts)

	Notes	As at December 31, 2019	As at September 30, 2019
ASSETS

Current Assets
Cash		$8,363	$12,855
Accounts receivable, net	4	9,049	12,390
Inventory, net	5	6,646	4,738
Prepaid expenses and other current assets		854	800
Total current assets		24,912	30,783

Long-term assets
Property and equipment and right of use assets, net	6	26,694	19,496
Goodwill	7	2,826	1,881
Intangible assets, net	7	3,994	2,911
Deposits		100	94
Total long-term assets		33,614	24,382
TOTAL ASSETS		$58,526	$55,165

LIABILITIES
Current Liabilities
Accounts payable		$8,945	$8,122
Accrued liabilities		4,992	2,319
Deferred revenue	16	1,993	1,904
Current portion of equipment loans	8	8,241	8,179
Current portion of lease liabilities	8	2,715	557
Total current liabilities		26,886	21,081

Long-Term Liabilities
Debentures	8	14,696	13,966
Equipment loans	8	1,010	1,496
Lease liabilities	8	4,526	1,377
Other long-term liabilities	3	324	-
Total long-term liabilities		20,556	16,839
TOTAL LIABILITIES		47,442	37,920

SHAREHOLDERS’ EQUITY
Share capital		198,196	198,196
Contributed surplus		21,432	21,390
Accumulated deficit		(221,009)	(215,344)
Accumulated other comprehensive income		12,465	13,003
TOTAL SHAREHOLDERS’ EQUITY		11,084	17,245
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		$58,526	$55,165

APPROVED ON BEHALF OF THE BOARD:

signed “Donald Ewing”	signed “Mark Greenberg”

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Page | 3

 PROTECH HOME MEDICAL CORP.

 AMENDED AND RESTATED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF

(LOSS) AND COMPREHENSIVE (LOSS) INCOME FOR THE THREE MONTHS ENDED DECEMBER 31, 2019 AND 2018

(UNAUDITED)

(Expressed in thousands of Canadian Dollars, except per share amounts)

	Notes	Three Months ended December 31, 2019	Three Months ended December 31, 2018
Revenue
Sales of medical equipment and supplies		$9,358	$9,314
Rentals of medical equipment		12,488	11,195
Total revenue		21,846	20,509
Inventory sold		6,072	6,012
Operating expenses	11	14,417	10,761
Depreciation	6	4,451	3,167
Amortization of intangible assets	7	257	151
Stock-based compensation	9	42	530
Impairment of goodwill	7	-	531
Gain on sale of property and equipment		(79)	(2)
Other expense (income)		(141)	6
Operating loss from continuing operations		(3,173)	(647)

Financing expenses
Interest expense on debentures		300	162
Interest expense on equipment loans		145	109
Interest expense on lease liabilities		159	25
Accretion expense		-	100
Change in fair value of debentures and derivative	8	730	(68)
Loss before taxes from continuing operations		(4,507)	(975)

(Recovery of) income taxes		-	(58)

Net loss from continuing operations		(4,507)	(917)

Discontinued operations:
Net (loss) income from discontinued operations	14	(1,158)	521

Net loss		$(5,665)	$(396)

Other comprehensive (loss) income
Cumulative translation adjustment		(538)	1,455
Comprehensive (loss) income		$(6,203)	$1,059
Net income (loss) per share
Basic	12	$(0.07)	$(0.00)
Diluted	12	$(0.07)	$(0.00)
Weighted average number of common shares outstanding:
Basic		83,589	80,853
Diluted		83,589	80,853

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Page | 4

PROTECH HOME MEDICAL CORP.

 AMENDED AND RESTATED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF

 CHANGES IN SHAREHOLDERS’ EQUITY FOR THREE MONTHS ENDED DECEMBER 31, 2019 AND 2018

(UNAUDITED)

(Expressed in thousands of Canadian Dollars)

					Accumulated
					other	Total
	Number of	Share	Contributed	Accumulated	comprehensive	Shareholders’
	Shares (000’s)	capital	surplus	Deficit	income	Equity
Balance September 30, 2018	75,819	$193,951	$19,041	$(206,055)	$12,332	$19,269
Correction for deferred revenue (Note 16)	-	-	-	(1,904)	-	(1,904)
Restated Balance September 30, 2018	75,819	193,951	19,041	(207,959)	12,332	17,365
Net loss	-	-	-	(396)	-	(396)
Other comprehensive income	-	-	-	-	1,455	1,455
Stock-based compensation (Note 9)	-	-	530	-	-	530
Stock issued with acquisition (Note 3)	227	164	-	-	-	164
Proceeds from issuance of shares (Note 9)	7,483	4,120	-	-	-	4,120
Underwriter options issued (Note 9)	-	(135)	135	-	-	-
Balance December 31, 2018	83,529	$198,100	$19,706	$(208,355)	$13,787	$23,238
Balance September 30, 2019	83,589	$198,196	$21,390	$(213,440)	$13,003	$19,149
Correction for deferred revenue (Note 16)	-	-	-	(1,904)	-	(1,904)
Restated Balance, September 30, 2019	83,589	198,196	21,390	(215,344)	13,003	17,245
Net loss	-	-	-	(5,665)	-	(5,665)
Other comprehensive loss	-	-	-	-	(538)	(538)
Stock-based compensation (Note 9)	-	-	42	-	-	42
Balance December 31, 2019	83,589	$198,196	$21,432	$(221,009)	$12,465	$11,084

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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PROTECH HOME MEDICAL CORP.

AMENDED AND RESTATED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF

CASH FLOWS FOR THREE MONTHS ENDED DECEMBER 31, 2019 AND 2018

(UNAUDITED)

(Expressed in thousands of Canadian Dollars)

		Three months ended	Three months ended
	Notes	December 31, 2019	December 31, 2018
Operating activities
Net loss from continuing operations		$(4,507)	$(917)
Net (loss) income from discontinued operations		(1,158)	521

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization		4,708	3,318
Depreciation and amortization – discontinued operations		-	100
Accretion expense		-	100
Interest expense on leases and loans		304	134
Change in fair value of debentures and derivative	8	735	(68)
Gain on disposal of property and equipment		(79)	(2)
Impairment of goodwill		-	531
Stock-based compensation	9	42	530
Bad debt expense	11	3,600	1,322
Bad debt expense – discontinued operations		-	21
Change in working capital:
Net increase in accounts receivable		495	(2,730)
Net increase in inventory		(242)	(509)
Net increase in prepaid expenses and other current assets		(11)	(694)
Net increase in trade payables and accrued liabilities		862	948
Net cash flows provided by operating activities		4,749	2,605

Investing activities
Purchases of property and equipment		(43)	(67)
Proceeds from sale of property and equipment		92	2
Cash paid for acquisitions	3	(4,423)	(526)
Net cash flow used in investing activities		(4,374)	(591)

Financing activities
Repayments of long-term debt		(5,250)	(4,615)
Proceeds from issuance of common shares		-	4,120
Net cash flow received (used in) financing activities		(5,250)	(495)

Net increase (decrease) in cash		(4,875)	1,519

Effect of exchange rate changes on cash held in foreign currencies		383	399

Cash, beginning of period		12,855	4,331
Cash, end of period		$8,363	$6,249

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Page | 6

PROTECH HOME MEDICAL CORP.

 NOTES TO THE AMENDED AND RESTATED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

(UNAUDITED)

(Tabular dollar amounts expressed in thousands of Canadian Dollars, except per share amounts)

1.	Nature of operations

Reporting entity

Protech Home Medical Corp. (“Protech” or the “Company”) was incorporated under the Business Corporations Act (Alberta) on March 5, 1993. On December 30, 2013, the Company was continued into British Columbia, Canada. The address of the registered office is Suite 2800, 666 Burrard St., Vancouver, BC V6C 2Z7. The head office is located at 1019 Town Drive, Wilder, Kentucky, United States. The Company is a participating Medicare provider that provides i) nebulizers, oxygen concentrators, and CPAP and BiPAP units; ii) traditional and non-traditional durable medical respiratory equipment and services; and iii) non-invasive ventilation equipment, supplies and services. The Company has embarked on an acquisition strategy for additional revenue and profit growth. The Company’s shares are traded on the TSX Venture Exchange under the symbol PTQ. The stock is also traded over the counter in the United States under the symbol PTQQF.

On July 29, 2019, the Company sold all the assets of one of its subsidiaries, Patient Home Monitoring, Inc. The consolidated financial statements and the notes reflect the Patient Home Monitoring, Inc. as discontinued operations. Prior year amounts have been reclassified in order to be comparable to the current period presentation.

Share consolidation

Effective December 31, 2018, the Company consolidated its common shares on the basis of one (1) new post-consolidation common share for every five (5) pre-consolidation common shares. The consolidation will affect shareholders uniformly, including holders of outstanding incentive stock options, warrants and other securities convertible into exercisable for common shares on the effective date.

Basis of measurement

These consolidated financial statements have been prepared on a going concern basis that assumes that the Company will continue its operations for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of operation.

2.	Summary of significant accounting policies

Unreserved statement of compliance

These unaudited condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting using accounting policies consistent with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. These condensed consolidated interim financial statements do not include all the disclosures required in annual consolidated financial statements and should be read in conjunction with the Company’s audited consolidated financial statements for the years ended September 30, 2019 and 2018.

Except as noted below, the Company has followed the same basis of presentation, accounting policies and method of computation for these condensed consolidated interim financial statements as disclosed in the annual audited consolidated financial statements for the years ended September 30, 2019 and 2018.

The unaudited condensed consolidated interim financial statements were approved and authorized for issuance by the Board of Directors on May 7, 2021.

These unaudited condensed consolidated interim financial statements, which are presented in Canadian dollars, have been prepared under the historical cost convention, as modified by the measurement at fair values of certain financial assets and financial liabilities.

Page | 7

PROTECH HOME MEDICAL CORP.

 NOTES TO THE AMENDED AND RESTATED CONDENSED CONSOLIDATED

 INTERIM FINANCIAL STATEMENTS

(UNAUDITED)

(Tabular dollar amounts expressed in thousands of Canadian Dollars, except per share amounts)

Critical accounting estimates

The following are the key estimate and assumption uncertainties that have a significant risk of resulting in a material adjustment within the next financial year:

The preparation of financial statements in conformity with IFRS requires management to make certain estimates, judgments, and assumptions concerning the future. The Company’s management reviews these estimates, judgments, and assumptions on an ongoing basis, based on experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to estimates are adjusted prospectively in the period in which the estimates are revised.

Estimates where management has made subjective judgments and where there is significant risk of material adjustments to assets and liabilities in future accounting periods include fair value measurements for financial instruments and share-based transactions, useful lives and impairment of non-financial assets (property and equipment and intangible assets), provision for expected credit losses, fair value measurements for assets and liabilities acquired in business acquisition, and calculation of deferred taxes

Revenue recognition

Revenues are billed to and collections are received from both third-party insurers and patients. Because of continuing changes in the health care industry and third-party reimbursement, the consideration receivable from these insurance companies is variable as these billings can be challenged by the payer. Therefore, the amount billed by the Company is reduced by an estimate of the amount that the Company believes is an allowable charge to be ultimately allowed by the insurance contract. The above estimate involves significant judgment including an analysis of past collections and historical modification rates. Management regularly reviews the actual claims approved by the insurance companies, making adjustments as required.

Sales of medical equipment and supplies

The Company sells equipment, replacement parts, and supplies to customers and recognizes revenue based on contractual payment rates as determined by the payors at the point in time where control of the good or service is transferred through delivery to the customer. The payors are generally charged at the time that the product is sold.

The transaction price on equipment sales is the amount that the Company expects to receive in exchange for the goods and services provided. Due to the nature of the industry, gross charges are retail charges and generally do not reflect what the Company is ultimately paid. As such, the transaction price is constrained for the difference between the gross charge and what is estimated to be collected from payors and from patients. The transaction price therefore is predominantly based on contractual payment rates as determined by the payors. The Company does not generally contract with uninsured customers but does offer point-of-sale payments at retail outlets. The payment terms and conditions of customer contracts vary by customer type and the products and services offered.

The Company determines its estimates of contractual allowances and discounts based upon contractual agreements and historical experience. While the rates are fixed for the product or service with the customer and the payors, such amounts typically include co-payments, co-insurance and deductibles, which vary in amounts, and are due from secondary insurance and/or the patient. The Company includes in the transaction price only the amount that the Company expects to be entitled, which is substantially all of the payor billings at contractual rates.

Due to the nature of the industry and the reimbursement environment in which the Company operates, certain estimates are required to record net revenue and accounts receivable at their net realizable values. Inherent in these estimates is the risk that they will have to be revised or updated as additional information becomes available. Specifically, the complexity of many third-party billing arrangements and the uncertainty of reimbursement amounts for certain services from certain payors may result in adjustments to amounts originally recorded. Such adjustments are typically identified and recorded at the point of claim approval or denial.

Returns and refunds are not accepted on equipment sales. The Company does not offer warranties to customers in excess of the manufacturer’s warranty. Any taxes due upon sale of the products or services are not recognized as revenue. The Company does not have any partially or unfilled performance obligations related to contracts with customers and as such, the Company has no contract liabilities as of December 31, 2019.

Rental of medical equipment

The Company rents medical equipment to customers for a fixed monthly amount on a month-to-month basis. The customer generally has the right to cancel the lease at any time during the rental period. The Company considers these rentals to be operating leases. Under IFRS 16, “Leases”, the Company recognizes rental revenue on operating leases on a straight-line basis over the contractual lease term, resulting in deferred revenue for the portion of the monthly rent that is after the consolidated statement of financial position date. The term begins on the date products are delivered to patients, and revenues are recorded at amounts estimated to be received under reimbursement arrangements with third-party payors, including Medicare, private commercial payors, and Medicaid. Certain customer co-payments are included in revenue when considered probable of payment.

Page | 8

PROTECH HOME MEDICAL CORP.

NOTES TO THE AMENDED AND RESTATED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

(UNAUDITED)

(Tabular dollar amounts expressed in thousands of Canadian Dollars, except per share amounts)

Due to the nature of the industry and the reimbursement environment in which the Company operates, certain estimates are required to record net revenue and accounts receivable at their net realizable values. Inherent in these estimates is the risk that they will have to be revised or updated as additional information becomes available. Specifically, the complexity of many third-party billing arrangements and the uncertainty of reimbursement amounts for certain services from certain payors may result in adjustments to amounts originally recorded. Such adjustments are typically identified and recorded at the point of cash application or claim denial.

Valuation of accounts receivable

The measurement of expected credit losses considers information about past events and current conditions. Forward looking macro-economic factors are incorporated into the risk parameters, such as unemployment rates, inflation, and interest rates. Significant judgments are made in order to incorporate forward-looking information into the estimation of allowances and may result in changes to the provision from period to period which may significantly affect our results of operations.

The Company estimates that a certain portion of receivables from customers may not be collected and maintains an allowance for doubtful accounts. The Company evaluates the net realizable value of accounts receivable as of the date of the consolidated balance sheets. Specifically, the Company considers historical realization data, including current and historical cash collections, accounts receivable aging trends, other operating trends and relevant business conditions. Because of continuing changes in the health care industry and third-party reimbursement, it is possible that the estimates could change, which could have a material impact on the operations and cash flows. If circumstances related to certain customers change or actual results differ from expectations, our estimate of the recoverability of receivables could fluctuate from that provided for in our consolidated financial statements. A change in estimate could impact bad debt expense and accounts receivable.

Valuation of inventories

Inventory is recorded at the lower of cost or market. Inventory is expensed through cost of inventory sold when shipped to customers or transferred to property and equipment when rented to customers. The Company estimates that a certain portion of inventory purchased may be excess, obsolete, or non-saleable. The Company maintains a provision for obsolescence for these items. Valuation of the inventory was assessed at year-end, and all inventory items which more than two years are old and not supported by recent sales were provided for 50% in accordance with Company’s policy.

Convertible debentures

In accordance with the substance of the contractual arrangement, convertible debentures are compound financial instruments that are accounted for separately by their components: a financial liability and an equity instrument. The identification of convertible debenture components is based on interpretations of the substance of the contractual arrangement and therefore requires judgment from management. The separation of the components affects the initial recognition of the convertible debenture at issuance and the subsequent recognition of interest on the liability component. The determination of the fair value of the liability is also based on a number of assumptions, including contractual future cash flows, discount factors, and the presence of any derivative financial instruments.

Impairment of property and equipment and intangibles

Property plant and equipment and intangibles are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amounts exceed their recoverable amounts. The assessment of the recoverable amount requires estimates and assumptions such as discount rates, exchange rates, future capital requirements and future operating performance.

Share based payments and warrants

The amounts used to estimate fair values of stock options and warrants issued are based on estimates of future volatility of the Company’s share price, expected lives of the options and warrants, expected dividends to be paid by the Company and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the effect of changes in such estimates on the consolidated financial statements of future periods could be significant.

Page | 9

PROTECH HOME MEDICAL CORP.

 NOTES TO THE AMENDED AND RESTATED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

(UNAUDITED)

(Tabular dollar amounts expressed in thousands of Canadian Dollars, except per share amounts)

Income taxes

Significant judgment is required in determining the provision for future income taxes. There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain. The Company recognizes liabilities and contingencies for anticipated tax audit issues based on the Company’s current understanding of the tax law. For matters where it is probable that an adjustment will be made, the Company records its best estimate of the tax liability including the related interest and penalties in the current tax provision. Management believes they have adequately provided for the probable outcome of these matters; however, the final outcome may result in a materially different outcome than the amount included in the tax liabilities.

In addition, the Company recognizes deferred tax assets relating to tax losses carried forward to the extent there are sufficient taxable temporary differences (deferred tax liabilities) relating to the same taxation authority and the same taxable entity against which the unused tax losses can be utilized. Utilization of the tax losses depends on the ability of the taxable entity to satisfy certain tests at the time the losses are recouped.

Useful lives of property and equipment

The Company reviews the estimates for useful lives on an annual basis, or more frequently if events during the year indicate that a change may be required, with consideration given to technological obsolescence and other relevant business factors. A change in management’s estimate could impact depreciation/amortization expense and carrying value of property and equipment and intangible assets.

Lease liabilities

Estimate of lease term

When the Company recognizes a lease, it assesses the lease term based on the conditions of the lease and determines whether it will extend the lease at the end of the lease contract or exercise an early termination option. As it is not reasonably certain that the extension or early termination options will be exercised, the Company determined that the term of its leases are the lesser of original lease term or the life of the leased asset. This significant estimate could affect future results if the Company extends the lease or exercises an early termination option.

Incremental borrowing rate

When the Company recognizes a lease, the future lease payments are discounted using the Company’s incremental borrowing rate. This significant estimate impacts the carrying amount of the lease liabilities and the interest expense recorded on the consolidated statement of loss and comprehensive loss.

Property and equipment

Property and equipment is stated at cost less accumulated depreciation. Major renewals and improvements are charged to the property accounts, while maintenance, and repairs which do not extend the useful life of the respective assets, are expensed as incurred. Depreciation is computed using the straight-line method over the estimated useful lives of the respective assets.

Page | 10

PROTECH HOME MEDICAL CORP.

 NOTES TO THE AMENDED AND RESTATED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

(UNAUDITED)

(Tabular dollar amounts expressed in thousands of Canadian Dollars, except per share amounts)

The estimated useful lives of the assets are as follows:

Description	Estimated Useful Life
Rental equipment	1-5 years
Computer equipment	3-5 years
Office furniture and fixtures	5-10 years
Leasehold improvements	Life of lease (1-7 years)
Right-of-use vehicles	5 years
Right of use real estate leases	Life of lease (1-6 years)

Depreciation of rental equipment commences once it has been deployed to a patient’s address and put in use. Property and equipment and other non-current assets with definite useful lives are tested for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable.

Intangible assets

The Company has recorded various intangible assets consisting primarily of non-compete agreements, trademarks, customer contracts and customer relationships. Non-compete agreements are the value associated with the non-compete agreements entered by the sellers of purchased companies. Trademarks are the purchase price allocation for the value associated with the trade name of the acquired company. Customer contracts are comprised of the purchase price allocation of the present value of expected future customer billings based on the statistical life of a customer. Customer relationships are the value given in the purchase price allocation to the long-term associations with referral sources such as doctors, medical centers, etc. Finite life intangible assets are amortized on a straight-line basis over the estimated useful lives of the related assets as follows:

Description	Estimated Useful Life
Non-compete agreements	5 Years
Trademarks	10 Years
Customer contracts	2 Years
Customer relationships	10 Years

Gains or losses arising from de-recognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognized in the Statements of Net Loss and Comprehensive Loss when the asset is derecognized.

The Company reviews the estimates for useful lives on an annual basis, or more frequently if events during the year indicate that a change may be required, with consideration given to technological obsolescence and other relevant business factors. A change in management’s estimate could impact depreciation/amortization expense and the carrying value of property and equipment and intangible assets.

New standards and interpretations adopted

IFRS 16, Leases

Effective October 1, 2019, the Company adopted IFRS 16, Leases. IFRS 16 eliminates the distinction between operating and finance leases from the perspective of the lessee. All contracts that meet the definition of a lease will be recorded in the statement of financial position with a “right of use” asset and a corresponding liability at the present value of the future lease payments using the lessee’s incremental borrowing rate of 8%.

The Company elected to adopt IFRS 16 using the modified retrospective approach. Under this approach, the Company will not restate its comparative figures, but will recognize the cumulative effect of adopting IFRS 16 as an adjustment to opening statement of financial position, with the recognition of $3,456,000 of right of use assets and finance lease obligations on October 1, 2019. On the condensed consolidated statement of income, the impact of the adoption of IFRS 16 is to increase depreciation expense and interest expense, and decrease operating expenses.

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PROTECH HOME MEDICAL CORP.

NOTES TO THE AMENDED AND RESTATED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

 (UNAUDITED)

(Tabular dollar amounts expressed in thousands of Canadian Dollars, except per share amounts)

The Company elected to apply the practical expedient to exclude recognition of right of use assets and lease liabilities for leases under 12 months in duration or for which the lease term ends within 12 months of initial application for leases, and for low-value assets. The Company also elected to apply IFRS 16 only to the contracts that were previously identified as leases. Lease expenses for short-term leases totaled $225,000 for the three months ended December 31, 2019. Contracts that were not identified as leases under IAS 17 Leases will not be reassessed for whether a lease exists.

Reconciliation of lease liabilities pursuant to IFRS 16:

Operating lease commitments as at September 30, 2019	$4,360
Recognition exemption for short-term leases	(497)
Gross lease liabilities as at September 30, 2019	3,863
Amounts representing interest	(407)
Additional lease liabilities as a result of adoption of IFRS 16	$3,456

As of October 1, 2019, approximately $1,934,000 of vehicles were already accounted for as lease liabilities.

Functional currency

The consolidated financial statements of the Company are presented in Canadian dollars, which is the parent Company’s presentation currency but which differs from its functional currency, the US Dollar, which was determined using management’s judgment that the primary economic environment in which it will derive its revenue and expenses incurred to generate those revenues is the United States. Management has exercised judgment in selecting the functional currency of each of the entities that it consolidates based on the primary economic environment in which the entity operates and in reference to the various indicators including the currency that primarily influences or determines the selling prices of goods and services and the cost of production, including labor, material and other costs and the currency whose competitive forces and regulations mainly determine selling prices.

Business combinations

In accordance with IFRS 3 – Business Combination (“IFRS 3”), a transaction is recorded as a business combination if the significant assets, liabilities, or activities in addition to property and related mortgage debt assumed constitute a business. A business is defined as an integrated set of activities and assets, capable of being conducted and managed for the purpose of providing a return, lower costs, or other economic benefits. Where there are no such integrated activities, the transaction is treated as an asset acquisition. The estimation of the fair value of the assets and liabilities acquired in an acquisition is subject to judgement concerning estimating market values and predicting future events. These values are uncertain and can materially impact the carrying value of the acquired assets and the amount allocated to goodwill.

Recognition and initial measurement

The Company recognizes financial assets when it becomes party to the contractual provisions of the instrument. Financial assets are measured initially at their fair value plus, in the case of financial assets not subsequently measured at fair value through profit or loss, transaction costs that are directly attributable to their acquisition. Transaction costs attributable to the acquisition of financial assets subsequently measured at fair value through profit or loss are expensed in the consolidated statement of (loss) and comprehensive income (loss) when incurred.

3.	Acquisition of businesses and purchase accounting

Acquisition of Cooley Medical Equipment, Inc. (Cooley)

Effective October 1, 2019, the Company, through PHM Logistics Corporation, entered into a purchase agreement to acquire the shares of Cooley Medical Equipment, Inc. (Cooley), a Kentucky company in the same industry as the Company. The purchase price was $3,617,000, of which $3,089,000 was paid in cash at closing ($2,408 of which was paid to US Department of Justice against settlement of a litigation pending against the Cooley as on the date of acquisition, on behalf of seller), and the balance of $528,000 to be paid on the 18-month anniversary of the acquisition discounted at 3.86%. Of the cash portion of the purchase price, $2,416,000 was paid to the US Department of Justice to pay off a settlement agreement into which Cooley had entered. The Company has determined that the transaction is an acquisition of a business under IFRS 3 and it has been accounted for by applying the acquisition method. The Company expensed $55,000 of legal expenses, included in acquisition-related costs) in conjunction with the acquisition.

Page | 12

PROTECH HOME MEDICAL CORP.

 NOTES TO THE AMENDED AND RESTATED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

(UNAUDITED)

(Tabular dollar amounts expressed in thousands of Canadian Dollars, except per share amounts)

The acquired business contributed actual revenue of approximately $1,900,000 and net loss of approximately $(500,000) for the three months ended December 31, 2019.

The fair value of the acquired assets was as follows:

Cash	$106
Accounts receivable	801
Inventory	1,018
Prepaid assets	55
Property and equipment	2,532
Right of use assets	1,338
Goodwill	560
Intangible asset- Brand	106
Intangible asset- Non-compete	26
Intangible asset- Customer relationships	437
Accounts payable and accrued liabilities	(1,079)
Deferred revenue	(271)
Equipment loans	(674)
Lease liabilities	(1,338)
Net assets acquired	$3,617

Cash paid at closing	$3,089
Cash to be paid after closing, included in accrued liabilities	528
Consideration paid or payable	$3,617

Acquisition of Acadia Medical Supply, Inc. (Acadia)

Effective December 1, 2019, the Company, through PHM Logistics Corporation, entered into a purchase agreement to acquire the shares of Acadia Medical Supply, Inc. (Acadia), a Maine company in the same industry as the Company. The purchase price was $1,961,000, of which $1,334,000 was paid in cash at closing, and the balance of $627,000 to be paid on the one- and two-year anniversaries of the acquisition discounted at 3.86%. The Company has determined that the transaction is an acquisition of a business under IFRS 3 and it has been accounted for by applying the acquisition method. The Company expensed $29,000 of legal expenses included in operating expenses in conjunction with the acquisition.

Pro forma revenues and net income for Acadia for the three months ended December 31, 2019 were approximately $1,050,000 and $140,000, respectively. Of these amounts, approximately $350,000 of revenue and $70,000 of net income has been contributed by Acadia for the period December 1 through December 31, 2019

The fair value of the acquired assets was as follows:

Cash	$79
Accounts receivable	190
Inventory	327
Property and equipment	516
Right of use assets	321
Deposits	10
Goodwill	498
Intangible asset- Brand	173
Intangible asset- Non-compete	40
Intangible asset- Customer relationship	611
Accounts payable and accrued liabilities	(368)
Deferred revenue	(59)
Equipment loans	(181)
Lease liabilities	(196)
Net assets acquired	$1,961

Cash paid at closing	$1,334
Cash to be paid after closing, included in accrued liabilities	303
Cash to be paid after closing, included in other long-term liabilities	324
Consideration paid or payable	$1,961

Page | 13

PROTECH HOME MEDICAL CORP.

 NOTES TO THE AMENDED AND RESTATED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

(UNAUDITED)

(Tabular dollar amounts expressed in thousands of Canadian Dollars, except per share amounts)

Prior Periods

During the three months ended December 31, 2018, the Company acquired two businesses. The details of these acquisitions were disclosed in Note 7 of the Company’s annual financial statements for the year ended September 30, 2019.

4.	Accounts receivable

Accounts receivable represents amounts due from insurance companies and patients:

	As at December 31,	As at September 30,
	2019	2019
Gross receivable	$12,340	$15,463
Reserve for expected credit losses	(3,291)	(3,073)
	$9,049	$12,390

		Allowance for
As at December 31, 2019	Gross Receivables	expected credit losses	Net Receivables
0 – 90 days	$9,407	$(1,217)	$8,190
91 – 180 days	1,242	(625)	617
Over 180 days	1,691	(1,449)	242
Total	$12,340	$(3,291)	$9,049

Below is the movement in the reserve for expected credit losses:

	Three months ended	Year ended
Reserve for expected credit losses	December 31, 2019	September 30, 2019
Opening Balance	$3,073	$2,501
Bad debt expense	3,600	5,686
Bad debt expense – discontinued operations	-	62
Amounts written off	(3,382)	(5,176)
Ending Balance	$3,291	$3,073

5.	Inventory

	As at December 31,	As at September 30,
	2019	2019
Serialized	$1,974	$1,038
Non-serialized	4,763	3,770
Reserve for slow-moving	(91)	(70)
Total Inventory	$6,646	$4,738

Page | 14

PROTECH HOME MEDICAL CORP.

 NOTES TO THE AMENDED AND RESTATED CONDENSED CONSOLIDATED

 INTERIM FINANCIAL STATEMENTS

(UNAUDITED)

(Tabular dollar amounts expressed in thousands of Canadian Dollars, except per share amounts)

The reserve for slow-moving is included under cost of inventory sold in the condensed consolidated interim statement of (loss and comprehensive (loss) income.

6.	Property and equipment and right of use assets

Cost	Rental equipment	Computer equipment	Office furniture and fixtures	Leasehold improvements	Right of use assets - Vehicles	Right of use assets – Real estate	Total
Balance September 30, 2018	$37,201	$1,173	$635	$1,364	$2,875	$-	$43,248
Transfers from inventory	1,666	-	-	-	-	-	1,666
Additions	-	2	1	64	60	-	127
Acquisitions	81	-	4	49	37	-	171
Disposals	(3,824)	(6)	(21)	-	-	-	(3,851)
Foreign exchange	2,004	63	34	73	155	-	2,329
Balance December 31, 2018	$37,128	$1,232	$653	$1,550	$3,127	-	$43,690

Balance September 30, 2019	$35,377	$668	$574	$1,548	$3,426	$-	$41,593
Additions – adoption of IFRS 16	-	-	-	-	-	3,456	3,456
Transfers from Inventory	2,793	-	-	-	-	-	2,793
Additions	-	5	-	38	325	791	1,159
Acquisitions	2,806	-	-	244	211	1,448	4,709
Disposals	(4,493)	(5)	(1)	(2)	(72)	-	(4,573)
Foreign exchange	(471)	(11)	(10)	(20)	(40)	(95)	(647)
Balance December 31, 2019	$36,012	$657	$563	$1,808	$3,850	$5,600	$48,490

Accumulated Depreciation	Rental equipment	Computer equipment	Office furniture and fixtures	Leasehold improvements	Right of use assets - Vehicles	Right of use assets – Real estate	Total
Balance September 30, 2018	$19,676	$753	$303	$263	$1,365	$-	$22,360
Depreciation	2,878	62	31	33	163	-	3,167
Depreciation -discontinued operations	100	-	-	-	-	-	100
Disposals	(3,824)	(6)	(21)	-	-	-	(3,851)
Foreign exchange	1,160	43	18	17	82	-	1,320
Balance December 31, 2018	$19,990	$852	$331	$313	$1,610	$-	$23,096

Balance September 30, 2019	$19,557	$491	$344	$340	$1,365	$-	$22,097
Depreciation	3,650	34	33	59	195	480	4,451
Disposals	(4,496)	(5)	(1)	(2)	(44)	-	(4,548)
Foreign exchange	(153)	(9)	(7)	(4)	(26)	(5)	(204)
Balance December 31, 2019	$18,558	$511	$369	$393	$1,490	$475	$21,796

Page | 15

PROTECH HOME MEDICAL CORP.

 NOTES TO THE AMENDED AND RESTATED CONDENSED CONSOLIDATED

 INTERIM FINANCIAL STATEMENTS

(UNAUDITED)

(Tabular dollar amounts expressed in thousands of Canadian Dollars, except per share amounts)

			Office			Right of
			furniture		Right of use	use assets
	Rental	Computer	and	Leasehold	assets -	– Real
Net Book Value	equipment	equipment	fixtures	improvements	Vehicles	Estate	Total
Balance September 30, 2018	$17,525	$420	$332	$1,101	$1,510	$-	$20,888
Balance December 31, 2018	$17,130	$380	$330	$1,237	$1,517	$-	$20,594
Balance September 30, 2019	$15,820	$177	$230	$1,208	$2,061	$-	$19,496
Balance December 31, 2019	$17,454	$146	$194	$1,415	$2,360	$5,125	$26,694

During the periods ended December 31, 2019 and September 30, 2019, the Company purchased rental equipment through the conversion of accounts payable to loans arranged by the vendor with a financing institution of $3,122,000 and $10,040,000, respectively (see Note 8).

7.	Goodwill and intangible assets

						Sub-total
		Non-				intangibles
		compete		Customer	Customer	with finite
Cost	Goodwill	agreements	Brand	contracts	relationships	lives	Total
Balance September 30, 2018	$1,839	$669	$1,736	$4,826	$10,994	$18,225	$20,064
Disposals	-	-	-	-	(30)	(30)	(30)
Acquisitions	531	-	-	-	160	-	691
Impairment of goodwill	(531)	-	-	-	-	-	(531)
Foreign exchange	119	36	94	260	592	982	1,101
Balance December 31, 2018	$1,958	$705	$1,830	$5,086	$11,716	$19,337	$21,295

Balance September 30, 2019	$1,881	$684	$1,776	$5,099	$11,204	$18,763	$20,644
Acquisitions	1,058	66	279	-	1,048	1,393	2,451
Effects of changes in
exchange rates	(113)	(13)	(34)	(98)	(216)	(361)	(474)
Balance December 31, 2019	$2,826	$737	$2,021	$5,001	$12,036	$19,795	$22,621

		Non-				Sub-total
		compete		Customer	Customer	intangibles with
Accumulation amortization	Goodwill	agreements	Brand	contracts	relationships	finite lives	Total
Balance September 30, 2018	$-	$575	$1,047	$4,826	$8,502	$14,950	$14,950
Additions	-	12	26	-	113	151	151
Disposals	-	-	-	-	(30)	(30)	(30)
Effect of changes in exchange
rates	-	31	57	260	462	810	810
Balance December 31, 2018	$-	$618	$1,130	$5,086	$9,047	$15,881	$15,881

Balance September 30, 2019	$-	$636	$1,176	$4,937	$9,103	$15,852	$15,852
Amortization	-	15	30	94	118	257	257
Effect of changes in exchange
rates	-	(12)	(23)	(96)	(177)	(308)	(308)
Balance December 31, 2019	$-	$639	$1,183	$4,935	$9,044	$15,801	$15,801

						Sub-total
		Non-compete		Customer	Customer	intangibles with
Net carrying amount	Goodwill	agreements	Brand	contracts	relationships	finite lives	Total
Balance September 30, 2018	$1,839	$94	$689	$-	$2,492	$3,275	$5,114
Balance December 31, 2018	$1,958	$87	$700	$-	$2,669	$3,456	$5,414
Balance September 30, 2019	$1,881	$48	$600	$162	$2,101	$2,911	$4,792
Balance December 31, 2019	$2,826	$98	$838	$66	$2,992	$3,994	$6,820

The Company’s goodwill impairment testing for the period ended December 31, 2018 determined that the carrying value of Central Oxygen CGU exceeded their value in use, and as a result, the Company recorded a goodwill impairment charge of $531,000. The impairment resulted from a decline in the expected performances of these businesses relative to expectations at the time the acquisition was consummated.

Page | 16

 PROTECH HOME MEDICAL CORP.

 NOTES TO THE AMENDED AND RESTATED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

(UNAUDITED)

(Tabular dollar amounts expressed in thousands of Canadian Dollars, except per share amounts)

The impairment was determined based on a value in use calculation which uses cash flow projections covering a five-year period and a discount rate of 17% per annum. The cash flows beyond the five-year period have been extrapolated using (terminal growth rates of 0% to 3%) per annum growth rate.

No impairment has been recognized in the three months ended December 31, 2019 as carrying value of the applicable CGUs was less than the value in use as of December 31, 2019.

8.	Long-Term Debt

Debentures

On March 7, 2019, the Company issued $15,000,000 in 8.0% Convertible Unsecured Debentures due March 7, 2024, with interest payable semi-annually on June 30 and December 30 of each year. Each $1,000 debenture is convertible at the option of the holder into approximately 769.23 common shares. After three years, the Company can force conversion of the outstanding principal at conversion price of $1.30, if the daily volume weighted average price of the common shares exceeds $1.62 pershare for twenty consecutive trading days. The debenture agreement also allows for payment of cash in lieu of common shares upon exercise of conversion right by the holder, equivalent of the market price on the conversion date.

The debentures contain multiple embedded derivatives including conversion right, forced conversion option and payment in lieu of common shares. Since the Company is unable to measure the fair value of embedded derivatives reliably, it has chosen to designate the convertible debentures in their entirety (including conversion right, forced conversion option and payment in lieu of common shares) to be subsequently measured at fair value through profit or loss (FVTPL).

The debentures are valued at fair value using the current trading price of $98 and $93 per unit as of December 31, 2019 and September 30, 2019, respectively. There were 14,996 units outstanding, resulting in a loss of $730,000 for the three months ended December 31, 2019.

	Three months ended	Year ended
	December 31, 2019	September 30, 2019
Beginning Balance	$13,966	$-
Issued	-	15,000
Change in fair value	730	(1,034)
Ending Balance	$14,696	$13,966

During 2014, the Company issued $8,625,000 in unsecured subordinated debentures due December 31, 2019. The debentures were repaid in April 2019 for $8,970,000, including a prepayment premium. The carrying value of the debentures at settlement was $7,864,000, resulting in a loss on early extinguishment of $1,106,000 due to unaccreted balance and premium paid due to early settlement.

Equipment Loans

The Company is offered financing arrangements from their suppliers and their designated financial institution, in which payments for certain invoices or products can be financed and paid over an extended period. The financial institution pays the supplier when the original invoice becomes due, and the Company pays the third-party financial institution over a period of time. In some cases, the supplier accepts a discounted amount from the financial institution and the Company repays the financial institution the face amount of the invoice with no stated interest, in twelve equal monthly installments. The Company uses a 6% incremental borrowing rate to impute interest on these arrangements. In other cases, the supplier receives the full invoice price and Company pays a stated interest rate to the financial institution, ranging from 5.6% to 8.0%, with the terms of the financing ranging from 12 to 48 months. There are no covenants with the loans and the carrying value of the equipment that is pledged as security against these loans is $9,950,000.

Page | 17

PROTECH HOME MEDICAL CORP.

 NOTES TO THE AMENDED AND RESTATED CONDENSED CONSOLIDATED

 INTERIM FINANCIAL STATEMENTS

(UNAUDITED)

(Tabular dollar amounts expressed in thousands of Canadian Dollars, except per share amounts)

Below is the movement in equipment loans for the year ended September 30, 2019 and the three months ended December 31, 2019:

Balance, September 30, 2018	$12,825
Additions	10,040
Interest expense	840
Repayments of principal and interest	(14,785)
Effect of changes in exchange rates	755
Balance, September 30, 2019	$9,675
Additions:
Acquisitions	856
Operations	3,122
Interest expense	145
Repayments of principal and interest	(4,366)
Effect of changes in exchange rates	(181)
Balance, December 31, 2019	$9,251
Current portion	(8,241)
Long-term portion, due in 2021	1,010

Lease Liabilities

Vehicle leases are recorded at rates implicit in the lease based on the current and estimated residual value of the vehicle, equating to rates ranging from 1. 7% to 10.4%, and real estate leases are recorded at the incremental borrowing rate of 8%.

Below is the movement in lease liabilities for the three months ended December 31, 2019:

	Vehicles	Real estate	Total
Balance, September 30, 2018	$1,080	$-	$1,080
Additions	1,222	-	1,222
Interest expense	92	-	92
Repayments of principal and interest	(508)	-	(508)
Effect of changes in exchange rates	48	-	48
Balance, September 30, 2019	$1,934	$-	$1,934
Additions during the year:
Adoption of IFRS 16, Leases	-	3,456	3,456
Acquisitions	87	1,447	1,534
Operations	325	791	1,116
Interest expense	61	98	159
Repayments	(324)	(560)	(884)
Effect of changes in exchange rates	(8)	(67)	(75)
Balance, December 31, 2019	$2,076	$5,165	$7,241
Current portion	(589)	(2,126)	(2,715)
Long-term portion	1,487	3,039	4,526

Future payments pursuant to lease liabilities are as follows:

	As at	As at
	December 31, 2019	September 30, 2019
Less than 1 year	$2,715	$595
Between 1 and 5 years	5,591	1,685
More than five years	278	-
Gross lease payments	$8,584	$2,280
Less: Finance charges	(1,343)	(346)
Net lease liabilities	$7,241	$1,934

Page | 18

PROTECH HOME MEDICAL CORP.

NOTES TO THE AMENDED AND RESTATED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

(UNAUDITED)

(Tabular dollar amounts expressed in thousands of Canadian Dollars, except per share amounts)

9.	Share capital

Bought deal and private placement

On November 2, 2018, the Company completed a bought deal offering of 5,649,600 common shares of the Company at a price of $0.60 per share for gross proceeds to the Company of $3,390,000. Along with this bought deal, the Company also completed a previously announced non-brokered private placement of 1,833,333 common shares to officers and directors at the $0.60 issue price for gross proceeds to the Company of $1,100,000. Issuance costs of $343,000 in cash were incurred. The Company also issued to the underwriter compensation options equal to 6.5% of the offered shares (367,224 options). Each compensation option is exercisable into one common share of the Company at the issue price for a period of 24 months from the closing of the offering. These shares are recorded as compensation options at $0.60 per share. The fair value of the options of $132,000 has been valued using the Black-Scholes option pricing model.

Options

The Company has a stock option plan, which it uses for grants to directors, officers, employees and consultants. Options granted under the plan are non-assignable and may be granted for a term not exceeding ten years. Stock options generally either vest immediately or annually over a two to three-year period.

A summary of stock options is provided below:

	Number of options	Weighted
	(000’s)	average exercise price
Balance September 30, 2019	11,392	$0.52
Forfeited	(7)	0.38
Expired	(75)	0.90
Balance December 30, 2019	11,310	$0.49

At December 31, 2019, the Company had 11,310,000 vested, exercisable stock options with a weighted average exercise price of $0.49.

Stock-based compensation

The Company accounts for stock-based compensation, including stock options, using the fair value method as prescribed by IFRS 2. Under this method, the fair value of stock options at the date of grant is expensed over the vesting period and the offsetting credit is recorded as an increase in contributed surplus.

For the three months ended December 31, 2019 and 2018, the Company recorded stock-based compensation expense of $42,000 and $530,000, respectively.

The fair value of the stock options has been charged to the statement of loss and comprehensive loss and credited to contributed surplus over the proper vesting period, using the Black-Scholes option pricing model calculated using the following assumptions:

	Three months ended	Three months ended
	December 31, 2019	December 31, 2018
Share price	N/A	$0.63
Risk-free interest rate	N/A	2.24%
Expected volatility	N/A	118.17%
Expected life of option	N/A	10 years
Expected dividend yield	N/A	Nil

Page | 19

PROTECH HOME MEDICAL CORP.

NOTES TO THE AMENDED AND RESTATED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

(UNAUDITED)

(Tabular dollar amounts expressed in thousands of Canadian Dollars, except per share amounts)

10.	Commitments and Contingencies

Commitments

The Company leases certain facilities with terms of less than a year that are classified as operating leases. Future payments pursuant to these leases are $155,000 as of September 30, 2020 and $27,000 as of December 31, 2019, which are all due in less than one year.

Contingencies

The Company has been in litigation with Lightwater Long Short Fund (“Lightwater”) for the year ended September 30, 2019 and three months ended December 31, 2019. The litigation is due to Lightwater claiming damages for matters related to subscription agreements in a prior private placement. Management and legal believe that this lawsuit is without merit and is unpredictable. It is uncertain currently to determine the outcome of this lawsuit or our potential liability, if any.

In March 2019, the Company experienced an unlawful and undiscovered intrusion into its email system, which resulted in fraudulent banking information being relayed regarding the transfer of funds on April 30, 2019 to satisfy the then outstanding debentures. The intruder was able to mislead certain parties with inaccurate requests and instructions and in doing so, caused the funds of $9,200,000 to be transferred into an account of a criminal third party outside North America. The fraud was uncovered on May 3, 2019, and the Company took immediate action to stop or undo the transfer and simultaneously started action to recover the amounts transferred. The Company has successfully retrieved $8,600,000 of the funds and is in process of enforcing a court order to have the rest of the $600,000 of funds returned.

From time to time, the Company is involved in various legal proceedings arising from the ordinary course of business, None of the matters in which the Company is currently involved, either individually, or in the aggregate, have a quantifiable exposure and are not expected to have a material adverse effect on the Company’s consolidated financial position, results of operations, or cash flows.

11.	Operating Expenses

	Three Months Ended	Three Months Ended
	December 31, 2019	December 31, 2018
Employee salary and benefits	$7,680	$6,441
Bad debt expense (Note 4)	3,600	1,322
Facilities	675	920
Billing	435	416
Professional Fees	381	336
Marketing Costs	220	178
All other	1,426	1,148
Total	$14,417	$10,761

12.	Income (Loss) per share

The following reflects the net (loss) income and share data used in the basic and diluted income (loss) per share computations:

	Three months ended	Three months ended
	December 31, 2019	December 31 , 2018
Net (loss) from continuing operations	$(4,507)	$(917)
Net (loss) income from discontinued operations	(1,158)	521
Basic weighted average number of shares	83,589	80,853
Diluted weighted average number of shares	83,589	80,853
Basic – continuing operations	$(0.06)	$(0.01)
Basic – discontinuing operations	(0.01)	0.01
	(0.07)	0.00
Diluted – continuing operations	(0.06)	(0.01)
Diluted - discontinuing operations	(0.01)	0.01
	(0.07)	0.00

The outstanding stock options for the quarter ended December 31, 2019 were excluded from the calculation of diluted loss per share because their effect is anti-dilutive. The outstanding stock options for the quarter ended December 31, 2018 were excluded from the calculation of diluted loss from continuing operations because their effect is anti-dilutive.

Page | 20

PROTECH HOME MEDICAL CORP.

 NOTES TO THE AMENDED AND RESTATED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

(UNAUDITED)

(Tabular dollar amounts expressed in thousands of Canadian Dollars, except per share amounts)

13.	Related party transactions

The Company has entered into six leases for office, warehouse, and retail space with a rental Company affiliated with the Company’s Chief Executive Officer. The leases have a combined area of 74,520 square feet. Lease payments under these leases are approximately $68,000 per month, plus taxes, utilities and maintenance.

Payments of $55,000 and $52,000 were made to the board for periods ended December 30, 2019 and 2018, respectively.

Key management personnel also participate in the Company’s share option program (see Note 9). The Company paid or accrued compensation to key management personnel the following:

	Three months ended	Three months ended
	December 31, 2019	December 31, 2018
Salaries and Benefits	$255	$247
Stock-based compensation	-	333
Total	$255	$580

14.	Discontinued Operations

On July 29, 2019, the Company sold the assets of Patient Home Monitoring, Inc. The amended and restated condensed consolidated interim financial statements and the notes reflect Patient Home Monitoring, Inc. as discontinued operations. Prior period amounts have been reclassified in order to be comparable to the current period presentation, as follows:

	Three months ended	Three months ended
	December 31, 2019	December 31, 2018
Revenue	$-	$1,191
Inventory sold	-	94
Operating expenses	1,158	(664)
Depreciation	-	(100)
Net (loss) income from discontinued operations	$(1,158)	$521

For the periods ended December 31, 2019 and 2018, Patient Home Monitoring, Inc. was classified as a discontinued operation. There are ongoing litigation matters involving Patient Home Monitoring, Inc. During the period ended December 31, 2019, the Company accrued legal fees of $452,000 to defend itself, and in one of the matters, reached a settlement of $67,000. The Company also reached a settlement in principle of $639,000 for certain ongoing litigation but has not been formally finalized. These matters are directly related to the operations of the disposed business, and as such, are reflected as discontinued operations. As of December 31, 2019, $1,056,000 relating to above discontinued operations were included in accrued liabilities.

15.	Subsequent Events

Bought deal

On June 29, 2020, the Company completed a bought deal public offering, a concurrent brokered private placement, and a non-brokered private placement to the Company’s Chief Executive Officer and a director of the Company, for 25,001,000, 1,750,000 and 927,826 units, respectively. Each unit issued was issued at a price of $1.15 for total gross proceeds of $31,831,000 and consisted of one common share and one-half of one common share purchase warrant (each whole warrant, a “Warrant”), for a total of 13,839,410 Warrants. Each Warrant will be exercisable to acquire one common share for a period of 12 months following the closing at an exercise price of $1.60 per share.

Page | 21

PROTECH HOME MEDICAL CORP.

 NOTES TO THE AMENDED AND RESTATED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

(UNAUDITED)

(Tabular dollar amounts expressed in thousands of Canadian Dollars, except per share amounts)

Health Technology Resources, L.L.C.

Effective August 17, 2020, the Company, through PHM Logistics Corporation, entered into a purchase agreement to acquire the shares of Health Technology Resources, L.L.C. (“HTR”), an Illinois company in the same industry as the Company. The purchase price was $7,062,000, of which $6,364,000 was paid in cash at closing, and the balance of $698,000 to be paid after closing. The $698,000 is comprised of (a) a holdback due on the two-year anniversary of the acquisition discounted at 3.86% for a value of $243,000, (b) Payroll Protection Plan funds of $274,000 to be paid on upon forgiveness, and (c) an earnout valued at $181,000. The earnout could be as high as $660,000 and the fair value was based on a Monte Carlo simulation.

Pro forma three-month revenues and net income for HTR had the acquisition occurred on October 1, 2019 were approximately $1,400,000 and $500,000, respectively.

Sleepwell, LLC

Effective October 23, 2020, the Company, through PHM Logistics Corporation, entered into a purchase agreement to acquire Sleepwell, LLC, a Georgia company, and its wholly-owned subsidiary, Halsom Home Care, an Ohio company (collectively, “Sleepwell”). The purchase price was approximately US$11,100,000, of which approximately US$6,600,000 was paid in cash at closing, approximately US$2,800,000 was paid in common stock in January 2021, and approximately US$1,700,000 of holdbacks payable in common stock of US$1,100,000 on August 31, 2022 and US$600,000 in cash, payable upon resolution of post-closing adjustments, if any, and Sleepwell’s PPP loan.

Pro forma three-month Sleepwell revenues and net income had the acquisition occurred October 1, 2019 would have been $3,200,000 and $600,000, respectively.

Mayhugh Drugs, Inc., dba Mayhugh’s Medical

Effective February 1, 2021, the Company, through PHM Logistics Corporation, entered into a purchase agreement to acquire Mayhugh Drugs, Inc., (“Mayhugh”) a Florida company. The purchase price was $1,190,000, of which $515,000 was paid in cash at closing, with $575,000 of holdbacks payable on the six-month and twelve-month anniversaries of the closing.

Pro forma three-month Mayhugh revenues and net income had the acquisition occurred October 1, 2019 would have been $1,389,000 and $354,000, respectively.

16.	Restatement

During the preparation of the consolidated financial statements as of and for the year ended September 30, 2020, the Company identified certain errors and adjustments in the application of its accounting policies. As such, the financial statements for the three months ended December 31, 2019 and 2018, and as of December 31, 2019 and September 30, 2019 have been restated to reflect of these adjustments, as set out below.

a)	Deferred revenue

The Company rents medical equipment to customers for a fixed monthly amount on a month-to-month basis. During prior periods, the monthly rental revenue was not recognized on a pro rata basis for a given month. The appropriate recognition resulted in an increase in deferred revenue as at December 31, 2019, September 30, 2019, and October 1, 2018 by $1,993,000, $1,904,000, and $1,904,000, respectively.

Activity for deferred revenue for the three months ended December 31, 2019 and the year ended September 30, 2019 is as follows:

Balance, September 30, 2018	$1,904
Net change	-
Balance, September 30, 2019	1,904
Increase due to acquisitions	330
Decrease recorded through the amended and restated condensed consolidated interim statement of (loss) income	(241)
Balance, December 31, 2019	$1,993

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PROTECH HOME MEDICAL CORP.

 NOTES TO THE AMENDED AND RESTATED CONDENSED CONSOLIDATED

 INTERIM FINANCIAL STATEMENTS

 (UNAUDITED)

(Tabular dollar amounts expressed in thousands of Canadian Dollars, except per share amounts)

b)	Classification of expenses

The Company determined that expenses classified based on nature is more reliable and relevant. Accordingly, certain expenses were reclassified and the condensed consolidated interim statements of (loss) and comprehensive (loss) income for the three months ended December 31, 2019 and 2018 have been restated to reflect such classification.

c)	Classification of leases

Equipment obtained on loans were classified as finance leases instead of equipment loans. Accordingly, finance leases were reclassified as equipment loans, and the statements of financial position as at December 31, 2019 and September 30, 2019, and the condensed consolidated interim statements of (loss) and comprehensive (loss) income for the three months ended December 31, 2019 and 2018 have been restated to reflect such classification.

d)	Impairment of goodwill

The impairment of goodwill of $531,000 recognized in the condensed consolidated interim statement of (loss) and comprehensive (loss) income for the year ended September 30, 2019, has also been recognized in the condensed consolidated interim statements of (loss) and comprehensive (loss) income for the three months ended ended December 31, 2018.

e)	Acquisition of businesses and purchase accounting

In connection with the business acquisitions described in note 3, certain values of assets, liabilities and consideration were corrected from those previously reported in the previously issued condensed consolidated interim financial statements as at and for the period ended December 31, 2019.

f)	Changes in estimates

During the year ended September 30, 2020, the Company revised its estimate related to reserve for expected credit losses, and for certain accruals related to litigation from discontinued operations, among others. The effects of these changes are reflected in the condensed consolidated interim financial statements as at December 31, 2019, and for the period ended December 31, 2019.

The financial statement line items which have been restated are as follows:

Condensed consolidated interim statement of financial position as at December 31, 2019

	Previously Reported	Adjustments	As Restated
Accounts receivable, net	$11,778	$(2,729)	$9,049
Inventory, net	6,312	334	6,646
Total current assets	27,307	(2,395)	24,912
Property and equipment and right of use assets, net	25,180	1,514	26,694
Goodwill	5,377	(2,551)	2,826
Intangible assets, net	2,619	1,375	3,994
Total long-term assets, net	33,276	338	33,614
Total assets	60,583	(2,057)	58,526
Current portion of lease liabilities	10,659	(7,944)	2,715
Current portion of equipment loans	-	8,241	8,241
Accrued liabilities	3,936	1,056	4,992
Deferred revenue	-	1,993	1,993
Total current liabilities	23,540	3,346	26,886
Lease liabilities	5,211	(685)	4,526
Equipment loans	-	1,010	1,010
Other long-term liabilities	241	83	324
Total current liabilities	23,540	3,346	26,886
Total liabilities	43,688	3,754	47,442
Accumulated deficit	(215,198)	(5,811)	(221,009)
Total shareholders’ equity	16,895	(5,811)	11,084
Total liabilities and shareholders’ equity	60,583	(2,057)	58,526

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PROTECH HOME MEDICAL CORP.

 NOTES TO THE AMENDED AND RESTATED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

(UNAUDITED)

(Tabular dollar amounts expressed in thousands of Canadian Dollars, except per share amounts)

Condensed consolidated interim statement of (loss) and comprehensive (loss) income for the three months ended December 31, 2019

	Previously Reported	Adjustments	As Restated
Sales of medical equipment and supplies	$9,862	$(504)	$9,358
Rental of medical equipment	12,907	(419)	12,488
Total revenue	22,769	(923)	21,846
Cost of revenue	$6,029	$(6,029)	$-
Inventory sold	-	6,072	6,072
Gross margin	16,470	(16,470)	-
Selling general and administrative expenses	12,552	(12,552)	-
Operating expenses	-	14,417	14,417
Amortization of intangible assets	239	18	257
Other expense (income)	(146)	5	(141)
Operating loss from continuing operations	(419)	(2,754)	(3,173)
Interest expense, net	604	(604)	-
Interest expense on debentures	-	300	300
Interest expense on equipment loans	-	145	145
Interest expense on lease liabilities	-	159	159
Change in fair value of debentures and derivative	735	(5)	730
Loss before taxes from continuing operations and Net loss from continuing operations	(1,758)	(2,749)	(4,507)
Income (loss) from operations of discontinued operations	-	(1,158)	(1,158)
Net loss	(1,758)	(3,907)	(5,665)
Comprehensive loss	(2,296)	(3,907)	(6,203)
Net income (loss) per share – basic and diluted	(0.02)	(0.05)	(0.07)

Condensed consolidated interim statement of cash flows for the three months ended December 31, 2019

	Previously Reported	Adjustments	As Restated
Net loss from continuing operations	$(1,758)	$(2,749)	$(4,507)
Net loss from discontinued operations	-	(1,158)	(1,158)
Interest expense on leases and loans	-	304	304
Depreciation and amortization	4,790	(82)	4,708
Bad debt expense	1,984	1,616	3,600
Net increase (decrease) in accounts receivable, excluding bad debt	(669)	1,164	495
Net increase (decrease) in inventory	(534)	292	(242)
Net increase (decrease) in accounts payable, accrued liabilities, and deferred income	(55)	917	862
Cash flow from operating activities	4,445	304	4,749
Cash paid for acquisitions	(4,160)	(263)	(4,423)
Cash flow from investing activities	(4,111)	(263)	(4,374)
Repayments of long-term debt and interest	-	(5,250)	(5,250)
Payments of finance lease obligations	(4,979)	4,979	-
Cash flow from financing activities	(4,979)	(271)	(5,250)
Net decrease in cash	(4,645)	(230)	(4,875)
Effect of exchange rate changes on cash held in foreign currencies	153	230	383

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PROTECH HOME MEDICAL CORP.

NOTES TO THE AMENDED AND RESTATED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

(UNAUDITED)

(Tabular dollar amounts expressed in thousands of Canadian Dollars, except per share amounts)

Note 3 acquisition of businesses and purchase accounting

Line items adjusted on the net assets acquired of Cooley are as follows:

	Previously Reported	Adjustments	As Restated
Inventory	$818	$200	$1,018
Property and equipment	2,834	(302)	2,532
Right of use assets	-	1,338	1,338
Goodwill	1,794	(1,234)	560
Assumed liabilities	(3,319)	3,319	-
Intangible asset- Brand	-	106	106
Intangible asset- Non-compete	-	26	26
Intangible asset-Customer relationship	-	437	437
Accounts payable and accrued liabilities	-	(1,079)	(1,079)
Deferred revenue	-	(271)	(271)
Equipment loans	-	(674)	(674)
Lease liabilities	-	(1,338)	(1,338)
Net assets acquired	3,089	528	3,617
Cash to be paid after closing	-	528	528
Consideration paid or payable	3,089	528	3,617

Line items adjusted on the net assets acquired of Acadia are as follows:

	Previously Reported	Adjustments	As Restated
Accounts receivable, net	$139	$51	$190
Inventory	350	(23)	327
Property and equipment	164	352	516
Right of use assets	-	321	321
Goodwill	1,815	(1,317)	498
Accounts payable and accrued liabilities	(1,486)	1,118	(368)
Intangible asset - Brand	-	173	173
Intangible asset - Non-compete	-	40	40
Intangible asset - Customer relationship	-	611	611
Deferred revenue	-	(59)	(59)
Equipment loans	-	(181)	(181)
Lease liabilities	-	(196)	(196)
Net assets acquired	1,071	890	1,961
Cash to be paid after closing, included in accrued liabilities	-	303	303
Cash to be paid after closing, included in other long-term liabilities	-	324	324
Consideration paid or payable	-	1,961	1,961

Note 6 additions in property and equipment reclassified as transfers from inventory for the three months ended December 31, 2019

	Previously Reported	Adjustments	As Restated
Additions of rental equipment	$3,242	$(3,242)	$-
Transfers from inventory of rental equipment	-	2,793	2,793

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PROTECH HOME MEDICAL CORP.

 NOTES TO THE AMENDED AND RESTATED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

(UNAUDITED)

(Tabular dollar amounts expressed in thousands of Canadian Dollars, except per share amounts)

Condensed consolidated interim statement of financial position as at September 30, 2019

	Previously Reported	Adjustments	As Restated
Current portion of leases	$8,528	$(7,971)	$557
Lease liabilities	3,081	(1,704)	1,377
Current portion of equipment loans	-	8,179	8,179
Equipment loans	-	1,496	1,496
Deferred revenue	-	1,904	1,904
Total current liabilities	18,969	2,112	21,081
Total long term liabilities	17,047	(208)	16,839
Total liabilities	36,016	1,904	37,920
Accumulated deficit	(213,440)	(1,904)	(215,344)
Total shareholders’ equity	19,149	(1,904)	17,245

Condensed consolidated interim statements of (loss) income and comprehensive (loss) income for the three months ended December 31, 2018

	Previously Reported	Adjustments	As Restated
Cost of revenue	$6,230	$(6,230)	$-
Inventory sold	-	6,012	6,012
Gross margin	14,279	(14,279)	-
Selling general and administrative expenses	10,543	(10,543)	-
Operating expenses	-	10,761	10,761
Impairment of goodwill	-	531	531
Operating loss from continuing operations	(116)	(531)	(647)
Interest expense, net	396	(396)	-
Interest expense on debentures	-	162	162
Interest expense on equipment loans	-	109	109
Interest expense on lease liabilities	-	25	25
Accretion expense	-	100	100
Loss before taxes from continuing operations	(444)	(531)	(975)
Net loss from continuing operations	(386)	(531)	(917)
Net income (loss)	135	(531)	(396)
Comprehensive income	1,590	(531)	1,059
Net income (loss) per share	0.00	(0.00)	(0.00)

Condensed consolidated interim statement of cash flows for the three months ended December 31, 2018

	Previously Reported	Adjustments	As Restated
Net income from continuing operations	$(386)	$(531)	$(917)
Interest expense on leases and loans	-	134	134
Impairment of goodwill	-	531	531
Net cash flows provided by operating activities	2,471	134	2,605
Payments of finance lease obligations	(4,481)	4,481	-
Repayments of long-term debt and interest	-	(4,615)	(4,615)
Net cash flow used in financing activities	(361)	(134)	(495)

Condensed consolidated interim statement of financial position as at October 1, 2018

	Previously Reported	Adjustments	As Restated
Deferred revenue	$-	$1,904	$1,904
Total current liabilities	18,395	1,904	20,299
Total liabilities	29,835	1,904	31,739
Accumulated deficit	(206,054)	(1,904)	(207,958)
Total shareholders’ equity	19,269	(1,904)	17,365

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